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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                             (Amendment No. 3)
                           TENDER OFFER STATEMENT
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                              ----------------
                      NOVACARE EMPLOYEE SERVICES, INC.
                         (Name of Subject Company)

                        NEW PLATO ACQUISITION, INC.
                            PLATO HOLDINGS, INC.
                                 (Bidders)

                              ----------------
                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                              ----------------
                                 66986 Q10
                   (CUSIP Number of Class of Securities)

                              ----------------
                              Gregory M. Case
                            Plato Holdings, Inc.
                      455 South Gulph Road, Suite 410
                         King of Prussia, PA 19406

                         Telephone: (610) 265-0286
                         Facsimile: (610) 265-4959
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  Copy to:
                           Louis A. Goodman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                              Boston, MA 02108
                         Telephone: (617) 573-4800
                         Facsimile: (617) 573-4822

                              October 19, 1999

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                         CALCULATION OF FILING FEE
                     Transaction Valuation* $75,685,000
                        Amount of Filing Fee $15,137

----------
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 30,274,000 shares of common stock, $0.01 par value (the "Shares"), of NovaCare Employee Services, Inc. at a price of $2.50 per Share in cash. Such number of Shares represents the 30,274,000 Shares outstanding as of September 8, 1999. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]  Check box if any part of the fee is offset as provided by Rule 0-11
     (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,137
Form or Registration No.: Schedule 14D-1
Filing Party: New Plato Acquisition, Inc
                                                 Plato Holdings, Inc.
Date Filed: September 15, 1999


ITEM 10.    Additional Information.

     New Plato Acquisition, Inc. has accepted for purchase and payment, pursuant to its tender offer for all of the outstanding shares of the common stock of NovaCare Employee Services, Inc. ("NovaCare") at $2.50 per share net to the seller in cash, all shares of NovaCare common stock which were validly tendered and not withdrawn as of the expiration of its tender offer at 12:00 midnight, New York City time, on October 18, 1999. Approximately 29,215,568 shares, or 96.5% of the outstanding shares of NovaCare Employee Services, Inc. were tendered.


ITEM 11.    Materials to Be Filed as Exhibits.

      Item 11 is hereby amended to add the following:

      Exhibit (a)10. Press Release dated October 19, 1999.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 1999


                                  NEW PLATO ACQUISITION, INC.


                                  By:     /s /Eric. B. Lass
                                      ------------------------------------
                                  Title:  Vice President


                                  PLATO HOLDINGS, INC.


                                  By:    /s/ Eric B. Lass
                                      ------------------------------------
                                  Title: Vice President



                             INDEX TO EXHIBITS



 Exhibit
  Number  Exhibit
 -------  -------
  (a)10   Press Release of Parent dated October 19, 1999.